                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                 Black Hawk Gaming & Development Company, Inc.
                 ---------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   09206771-07
                                   -----------
                                 (CUSIP Number)

                                  Frank B. Day
                                 P.O. Box 25662
                               Gallows Bay Station
                          Christiansted, St. Croix USVI
               ___________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2001
                         _______________________________
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (s) 240.13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

CUSIP NO. 092067107
         ----------
------------------------------------------------------------------------------
      Name of Reporting Person:
 1    I.R.S. Identification Number of Above Person:

      Frank Bonar Day
------------------------------------------------------------------------------
      Check the appropriate Box if a Member of a Group
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Source of Funds:
 4
      N/A
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e):                                         [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      USA
------------------------------------------------------------------------------
                          Sole Voting Power:
                     7
     Number of            477,211      11.4%
      Shares       -----------------------------------------------------------
                          Shared Voting Power:
   Beneficially      8
     Owned by             -0-
                   -----------------------------------------------------------
                          Sole Dispositive Power
                     9
    Reporting             477,211      11.4%
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With:         10
                          -0-
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person:
11
       477,211
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
                                                                     [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      11.4%
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      IN
------------------------------------------------------------------------------

===============================================================================

CUSIP NO. 092067107
         -----------
------------------------------------------------------------------------------
      Name of Reporting Person:

 1    I.R.S. Identification Number of Above Person:

      The March Group, LLC     66-0560594
------------------------------------------------------------------------------
      Check the appropriate Box if a Member of a Group
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Source of Funds:
 4
      OO
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e):                                         [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization:
 6
      U.S. Virgin Islands
------------------------------------------------------------------------------
                          Sole Voting Power:
                     7
     Number of            294,756                   7.09%
      Shares       -----------------------------------------------------------
                          Shared Voting Power:
   Beneficially      8
     Owned by             -0-
                   -----------------------------------------------------------
                          Sole Dispositive Power:
                     9
    Reporting             294,756                   7.09%
      Person       -----------------------------------------------------------
                          Shared Dispositive Power:
       With          10
                          -0-
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person:
11
      294,756
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
                                                                       [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      7.09%
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      OO
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement on amended Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share of Black Hawk Gaming & Development Company, Inc. ("Black Hawk"). The address of the principal executive officers of Black Hawk is 17301 West Colfax Avenue, Suite 170, Golden, Colorado 80401.

Item 2.  Identity and Background.

(a)      Frank Bonar Day;

(b)      P.O. Box 25662 Gallows Bay Station, Christiansted, St. Croix, USVI;

(c) President, Rock Bottom Restaurants, Inc., 248 Centennial Parkway, Suite 100, Louisville, Colorado 80302;

(d)      None;

(e)      None; and

(f)      United States.

         The attached Schedule I is a list of members of The March Group LLC which contains the information required under Item 2 of Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Frank Day transferred 294,756 shares of Black Hawk (the "Shares") to Day Holdings L.P., a Virgin Islands limited partnership, in exchange for a 99% limited partner interest in Day Holdings L.P. The general partner of Day Holdings L.P. is Day Management, LLC, which is owned 99% by Frank Day and 1% by Gina Day, the spouse of Frank Day. The Shares were then immediately transferred to The March Group, LLC, a Virgin Islands limited liability company, in exchange for an interest in The March Group, LLC. The March Group, LLC is operated by The MG, Inc. as managing member of The March Group, LLC. The following individuals are officers of The MG, Inc., Robert W. Scarlata, President and CEO, George E. Gifford, Vice President and Secretary, Andrew Chapman, Vice President, and Teddi Lee Morrison, Treasurer. In connection with the transaction, Frank Day, an employee of The MG, Inc., was also issued an irrevocable proxy from The MG, Inc. that entitles him to make all decisions regarding the administration, voting and disposition of the Shares.

Item 4.  Purpose of Transaction.

         The Shares were transferred to The March Group, LLC as a capital contribution to a private investment banking firm, of which Frank Day is a member and employee, for investment management purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) This transaction results in Mr. Day disposing of 294,756 shares of the issuer's Common Stock to Day Holdings, L.P. Day Holdings, L.P. will immediately transfer the 294,756 shares to The March Group, LLC. The March Group will own the 294,756 shares, however, Mr. Day will have sole voting and dispositive power over those shares pursuant to an irrevocable proxy issued to him by The March Group, LLC. After these transactions, Mr. Day will directly own 182,455 shares of Common Stock and, he will have sole voting and dispositive power over an aggregate 477,211 shares.

     (b) Mr. Day will have voting and dispositive power over 477,211 shares of the issuer's Common Stock.

     (c) N/A.

     (d) N/A.

     (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to an irrevocable proxy signed by The MG, Inc. on behalf of The March Group, LLC, Mr. Frank Day has sole voting and dispositive power over 100% of the 294,756 shares of common stock transferred from Day Holdings, LLC to The March Group, LLC.

         This transaction is subject to the obligations and rights of the Shareholder Agreement dated November 12, 1996 which contains a right of first refusal on all shares among certain parties to the Agreement.

Item 7.  Material to Be Filed as Exhibits.

         1. Power of Attorney and Proxy dated December 27, 2001 between The March Group, LLC, and Frank B. Day.

         2. Shareholder Agreement dated November 12, 1996 between and among Black Hawk Gaming & Development Company, Inc., Diversified Opportunities Group, Ltd., Robert D. Greentree and Frank B. Day. (Incorporated by reference to
Exhibit 10.3 to Schedule 13D filed on January 22, 1997).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2001

                               /s/   Frank B. Day
                               -----------------------------------
                               Name: Frank B. Day

                               The March Group, LLC
                               By: The MG, Inc., its Manager

                               /s/    Andrew Chapman
                               -----------------------------------
                               Name:  Andrew Chapman
                               Title: Vice President

                                   SCHEDULE I

      Name, business address and present principal occupation or employment of the members of The March Group, LLC.

                              The March Group, LLC
                                Current Structure

==================================================================================================================================
                Member                                 Member's Address                   Principal Business        Place of
                                                                                                                 Incorporation
==================================================================================================================================
        Thurman Holdings, Inc.                          P.O. Box 6347                      Holding Company            USVI
                                                    St. Thomas, USVI 00804
----------------------------------------------------------------------------------------------------------------------------------
         Pacific Partners, LLC                          P.O. Box 6347                      Holding Company            USVI
                                                    St. Thomas, USVI 00804
----------------------------------------------------------------------------------------------------------------------------------
          Zampieri 2001, LLLP                           P.O. Box 6347                      Holding Company            USVI
                                                    St. Thomas, USVI 00804
----------------------------------------------------------------------------------------------------------------------------------
   Professional Benefit Company, LLC                    P.O. Box 6347                      Holding Company            USVI
                                                    St. Thomas, USVI 00804
----------------------------------------------------------------------------------------------------------------------------------
               HUSVI, LP                                P.O. Box 6347                      Holding Company           Texas
                                                    St. Thomas, USVI 00804
----------------------------------------------------------------------------------------------------------------------------------
           Patel 2001, LLLP                             P.O. Box 6347                      Holding Company            USVI
                                                    St. Thomas, USVI 00804
----------------------------------------------------------------------------------------------------------------------------------
          MER Holdings, LLLP                            P.O. Box 6347                      Holding Company            USVI
                                                    St. Thomas, USVI 00804
----------------------------------------------------------------------------------------------------------------------------------
         Hutton Holdings, LLC                           P.O. Box 6347                      Holding Company            USVI
                                                    St. Thomas, USVI 00804
----------------------------------------------------------------------------------------------------------------------------------
         MOVCO Holdings, Inc.                           P.O. Box 6347                      Holding Company            USVI
                                                    St. Thomas, USVI 00804
----------------------------------------------------------------------------------------------------------------------------------
          King Holdings, Inc.                          1131 King Street                    Holding Company            USVI
                                             Christiansted, St. Croix USVI 00820
----------------------------------------------------------------------------------------------------------------------------------
             Todd M. Davis                 Guardian Building, Havensight, 2/nd/ Floor     Investment Banker         USA/USVI
                                                    St. Thomas, USVI 00801
----------------------------------------------------------------------------------------------------------------------------------
         Murfee Holdings, Inc                           P.O. Box 6347                      Holding Company            USVI
                                                    St. Thomas, USVI 00804
----------------------------------------------------------------------------------------------------------------------------------
     Thompson Holdings 2001, LLLP                 500 Virginia Avenue, N.E.                Holding Company            USVI
                                                     Atlanta, Georgia 30306
----------------------------------------------------------------------------------------------------------------------------------
          Day Holdings, LLLP                           1131 King Street                    Holding Company            USVI
                                             Christiansted, St. Croix USVI 00820
==================================================================================================================================

                          Power of Attorney and Proxy

        The undersigned, The March Group LLC, is the owner and holder of record of 294,756 of the issued and outstanding shares of stock ("Interests") in Black Hawk Gaming and Development Company, Inc., a Colorado corporation ("Corporation") and the undersigned hereby appoints Frank B. Day, as its agent, attorney and proxy, with full power of substitution, (1) to take any and all action my attorney deems appropriate concerning the ownership, sale, transfer, assignment, pledging or otherwise involving the Interests; (2) to represent the undersigned and vote all the Interests which the undersigned is entitled to vote at any annual, regular or special meeting of the shareholders of the Corporation; and at any continuation or adjournment thereof; and (3) permitting such other action in the undersigned's name and in its behalf with respect to the Interests as fully and effectively as the undersigned might do if it was present and acting, third persons being relieved of the responsibility to determine the undersigned's instructions, or to require compliance therewith by my attorney in fact; including without limitation, to vote the Interests in favor of dissolving and liquidating the Corporation and distributing the Corporations's assets to the shareholder in exchange for the Interests.

        This power of attorney and proxy is coupled with an interest and is irrevocable by the undersigned and shall remain in effect for as long as DAY HOLDINGS LIMITED LIABILITY LIMITED PARTNERSHIP is a member of The March Group LLC or a limited partner in The March Group Limited Liability Limited Partnership and until all of The March Group LLC's and The March Group Limited Liability Limited Partnership's obligations under the Operating Agreement for The March Group LLC Limited Partnership Agreement for The March Group Limited Liability Limited Partnership have been satisfied.

        In extension and not in limitation of the powers given by other provisions of this instrument, the undersigned confers upon my attorney in fact the power to do all things deemed by my attorney in fact to be incidental to or necessary or proper to carry out the provisions and intent of this Power of Attorney, including but not limited to the power to execute and deliver any and all instruments, deeds, bills of sale, affidavits, promissory notes, mortgages, security agreements, settlement statements, agreements, and amendments or modifications thereof. The enumeration of specific powers herein shall not limit the general power and authority of my attorney in fact granted under this instrument. The undersigned does hereby ratify and confirm any and all such acts that my attorney in fact should lawfully do or cause to be done in my name, place and stead pursuant to this Power of Attorney and Proxy. This Power of Attorney shall remain in full force and effect until it is revoked in writing and such writing is actually delivered to John Thompson and G. Hunter Logan, Jr. This Power of Attorney and Proxy shall not be affected by subsequent disability or incapacity of the undersigned, or lapse of time.

        IN WITNESS WHEREOF, I have hereby executed this Power of Attorney and Proxy effective December 21, 2001.


                                        THE MARCH GROUP LLC
                                        By: The MG, Inc., its Manager

                                        By: /s/ Andrew Chapman,
                                            ------------------------------------
                                                Andrew Chapman, Vice President



TERRITORY OF THE VIRGIN ISLANDS
DIVISION OF ST. CROIX

        The foregoing instrument was acknowledged before me this December 27, 2001, by Andrew Chapman, Vice President of The MG, Inc., a United States Virgin Islands corporation, acting on behalf of the corporation acting as Manager of The March Group LLC, a United States Virgin Islands limited liability company, on behalf of the limited liability company.

        IN WITNESS WHEREOF, I hereunto set my hand and official seal.


(SEAL)                                         /s/ G. Hunter Logan, Jr.
                                              ----------------------------------
                                              Notary Public
                                              My commission expires: ___________



                                                       [STAMP]